Exhibit 3

Bath & Body Works, Inc.
Attn: The Board of Directors
3 Limited Parkway
Columbus, Ohio 43230

February 22, 2023

Dear Ladies and Gentlemen:

Third Point LLC (collectively with its affiliates, “Third Point”) is a top five shareholder of Bath & Body Works Inc. (“BBWI” or the “Company”), with a beneficial ownership position of more than 6% of the Company’s outstanding common shares.  We hold such a large stake because of our confidence in BBWI’s business model, products, and potential for greater growth and efficiency now that it is a standalone entity.  In our November 30, 2022 13D filing and in subsequent private discussions with Board Chair Sarah Nash and Chief Executive Officer Gina Boswell, we raised concerns about the Company’s corporate governance and decision-making processes.  We have identified numerous issues pertaining to the Board of Directors’ (the “Board”) oversight of executive compensation, succession planning, capital allocation, investor communication, and strategy for enduring value creation.

This Board’s stumbles have resulted in more than a year of stagnation, which BBWI’s new Chief Executive Officer must now contend with.  Ms. Boswell seems to have “hit the ground running” and is focused on addressing certain issues that were ignored by prior executive leadership.  Given the many tasks confronting the Company, we had hoped that there would be a willingness to engage in constructive, transparent collaboration.  Conversations with Ms. Nash initially led to productive initiatives, including acting on our suggestion to appoint Lucy Brady – an accomplished consumer executive who previously led the digital business at McDonald’s Corp. and is currently the president of a large consumer products company – as an independent director.  Regrettably, our discussions have stalled and our concerns about the way this Board operates have intensified.  We believe it is imperative that a shareholder representative is added to provide necessary oversight and have been clear with the Company that failure to do so would leave us no alternative but to pursue a proxy contest.

Recent Actions Show Exactly Why Shareholders Deserve Oversight of BBWI’s Compromised Board
Since our engagement with Ms. Nash began, we have detected a pronounced aversion to including a shareholder representative on the Board.  At the same time as we identified Ms. Brady, we proposed a fellow shareholder with impeccable credentials as a second candidate.  This individual has years of public market experience, an exemplary record as a corporate director of a larger company, and a strong relationship with one of the top consumer investment companies in the world.  Ms. Nash, who was presumably speaking on behalf of the Board, gave unconvincing explanations for rejecting this candidate.

Shortly after rebuffing our candidate, and within a week of accepting Lucy Brady (though, oddly without recognizing our role in proposing her), yesterday, the Company hastily announced the appointment of Steve Voskuil to the Board.  While we recognize Mr. Voskuil’s financial experience, this Board’s handpicked new director does not assuage our concerns about substantial corporate governance shortcomings.  It is further concerning that the Board added a shareholder-identified candidate without being fully transparent about the process that led to her selection.

It seems as if this Board is operating in triage mode rather than via best corporate governance practices.  We fear the reason that the Board is reacting this way is because they (and others) have many reasons to close the curtain before shareholders can take a closer look at what transpired on their watch.

Corporate Governance Issues Are Extensive and Processes Are Opaque
Perhaps the most damning indictment of this Board is the eye-popping sum of nearly $18 million (the “Windfall”) Ms. Nash received for taking on a new role as Executive Chair and interim CEO in 2022.  That payment came on top of the $700,000 she was already receiving annually to serve as Board Chair.  Ms. Nash’s exorbitant compensation is even more remarkable when compared to her counterpart at the Company’s closest and much larger competitor, Ulta Beauty, which paid its Chief Executive Officer approximately $8.9 million in 2022.  It is also worth noting that Ulta Beauty’s highest paid independent director received less than half of Ms. Nash’s Board compensation.

In addition to her responsibilities at BBWI, Ms. Nash is also the Chief Executive Officer of Novagard Solutions, Inc. (“Novagard”), a company she owns that is "a manufacturer of silicone coatings and sealants used in electronics, electric vehicle batteries, medical electronics, aerospace, window & door manufacturing, and construction.”  We wonder how much time Ms. Nash was truly able to dedicate to her BBWI role while simultaneously working as “full-time” Chief Executive Officer for Novagard.

Figure 1 - Source: LinkedIn Premium

Ms. Nash’s outsized pay package is a red flag for shareholders and signals a massive governance failure.  We are concerned that Ms. Nash, by virtue of the Windfall (and her excessive Board pay), is no longer “independent,” according to the Company’s own policies.  We refer the Board to the Human Capital and Compensation (“HCC”) Committee Charter Adopted as of January 27, 2022:

Figure 2 - Company filings and disclosures

Since the Company’s policies mandate that the Board “consider the impact of the compensation on the directors’ independence,” we wonder how the Board came to formally decide that, despite Ms. Nash’s receipt of the Windfall, she can still be considered independent.  We would be curious to know what amount of compensation (for only seven months of part-time service as interim CEO) would compromise independence: $20 million? $50 million? $100 million?

We believe this $18 million payout – or roughly $2.5 million per month for part-time service — is prima facie evidence that additional oversight is required on the Board when it comes to corporate governance, executive compensation, and shareholder rights.

We wonder how the Head of the Human Capital & Compensation Committee, Michael Morris, could have possibly justified such a payment, and how such a payment was inexplicably approved by the Board.  Third Point plans to make a books and records request under Delaware law to assess the HCC Committee’s analysis that the Board surely relied on to justify such an astonishing payout to an incumbent Board Chair taking on the interim Chief Executive Officer role and how they determined her ongoing independent status.  Please preserve all documents and records including email, and text messages relating to compensation decisions for Ms. Nash, so that they can be readily produced when our formal demand is made.

BBWI’s Travails Under This Board’s Leadership
BBWI was plainly ill-prepared for its separation from Victoria’s Secret in 2021.  Making matters worse, the organization was caught flat-footed when its Chief Executive Officer departed in early 2022.  The Board’s decision to then appoint an interim CEO who lacked relevant retail and consumer operations experience surely contributed to BBWI’s poor execution against a challenging backdrop in 2022.  The rudderless strategy the interim CEO presided over resulted in a dramatic rebase of earnings over the course of the year, which is something the Company struggled to contextualize and justify to investors (perhaps because the Investor Relations function was outsourced to a third-party firm for most of the year).  Notably, Ms. Nash's track record as interim Chief Executive Office (from May 12, 2022 to November 30, 2022) includes a total shareholder return of negative 11%, nearly 16% below the S&P over the same period.

In addition to botching succession planning and appointing Ms. Nash to a role she was ill-suited for, the Board’s poor oversight resulted in sloppy execution of the Company’s share repurchase program in the first part of the year.  BBWI bought back $1.3 billion of stock at an average price of nearly $50 before multiple cuts in earnings guidance sent the stock as low as $25.  The Company and its shareholders would have been better served if the Board had been more disciplined in its approach to repurchasing shares and instead allocated some of that “wasted” capital to needed business reinvestments.

Our Director Candidates and the Company’s Decision to Force an Election Contest
It is wishful thinking to believe that simply adding two new members can change the insouciant culture that led to so many value-destructive missteps by this Board.  We are disappointed they would choose to fight – rather than work cooperatively with – a major shareholder that is committed to realizing BBWI’s significant long-term potential.  However, we suspect the same Board that made the decision to appoint Ms. Nash as Executive Chair and interim CEO, and the same Board that awarded her such an outrageous compensation package, would rather see these decisions swept under the rug by moving around some of the furniture.

Although we always prefer to reach private resolutions that benefit all shareholders, it seems Ms. Nash and, presumably, the Board prefer to pursue a costly and distracting proxy contest to protect themselves.  As fiduciaries, we have no choice but to put forth qualified director candidates and give our fellow shareholders the opportunity to elect directors who can hold the stewards of their capital responsible for the decisions they make.  We believe that our slate will bring a breadth of talent to support long-term growth and sustained share price appreciation at Bath & Body Works.

Sincerely,

Daniel S. Loeb